Exhibit 24(b)8(x)

NSCC TRADING AGREEMENT

This NSCC Trading Agreement is entered into this 3rd day of June, 2020 (the “Agreement”) by and between Thrivent Financial for Lutherans,( the “Company”), Putnam Retail Management Limited Partnership (“PRM”) and Putnam Investor Services, Inc. (“PSERV”).

WHEREAS, Company, PRM and the Putnam Variable Trust, entered into that certain Participation Agreement dated June 3, 2020 (the “Participation Agreement”), whereby shares of Putnam Variable Trust, each designated a “Fund” are offered to the separate accounts (the “Account(s)”) for variable life insurance policies and variable annuity contracts made available by the Company;

WHEREAS, Company is a NSCC member and is a fraternal benefit society organized under the laws of the State of Wisconsin;

WHEREAS, PSERV serves as transfer agent, dividend-disbursing agent and shareholder servicing agent, and PRM serves as distributor, for the Funds; and

WHEREAS, Company, PRM and PSERV now desire to facilitate the purchase and sale of the Funds by the Accounts via the NSCC as described herein.

NOW THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

1.

Pricing. On each day that the New York Stock Exchange (“NYSE”) is open for business (“Business Day”), PSERV shall transmit to Company the net asset value (“NAV”) and dividend information for each Fund calculated on such Business Day. PSERV shall provide such information via the National Securities Clearing Corporation (“NSCC”) Mutual Fund Profile System Phase I or by such other means as the parties may agree upon from time to time. Notwithstanding the foregoing, in the event that such information cannot reasonably be provided through such means, PSERV shall provide such information via fax transmission or other means as agreed upon by the parties. PSERV shall use its best efforts to provide such information by no later than 7:00 P.M. Eastern Time on such Business Day.

2.	Transmission of Instructions.

(a)

For each Business Day, Company shall transmit to PSERV Instructions received by the close of trading on the NYSE that day (the “Trade Date”) and after the close of trading on the NYSE on the immediately preceding Business Day. Company shall transmit such Instructions without modification, except for netting and/or aggregation, via the NSCC’s Defined Contribution Clearing and Settlement (“DCC&S”) Fund/SERV system no later than 9:00 A.M. Eastern Time on the next Business Day (“Trade Date + 1”). Notwithstanding the foregoing, to the extent Instructions are not transmitted to PSERV via the DCC&S Fund/SERV system, Company shall notify PSERV, and such Instructions shall be either (i) transmitted via facsimile or (ii)

resubmitted via the DCC&S Fund/SERV system by no later than 9:00 A.M. Eastern Time on Trade Date + 1.

(b)	Instructions transmitted pursuant to Section 2(a) will receive the NAV for each Fund calculated on the Trade Date.

(c)

Company represents and warrants that (i) Company’s internal control structure over the processing and transmission of Instructions is suitably designed to help prevent or detect on a timely basis Instructions received by close of trading on the NYSE on the Trade Date (“Close of Trading”) from being aggregated with Instructions received after the Close of Trading, and to minimize errors that could result in late transmission of Instructions to the Funds (“Internal Control Procedures”); (ii) Company will review annually the adequacy of its Internal Control Procedures and will change and modify them as necessary to maintain their adequacy; and (iii) annually and upon request by PRM or PSERV, Company will provide PRM and PSERV with a description of its Internal Control Procedures and a certification from Company that they are adequate as of the most recent annual review.

3.

Confirmations. PSERV shall confirm via the DCC&S Fund/SERV system no later than 11:00 A.M. Eastern Time on Trade Date + 1 acceptance or rejection of each Instruction transmitted by Company and received by PSERV. Any Instruction not expressly confirmed by PSERV shall be deemed not to have been received by PSERV.

4.

Settlement. Settlement of all Instructions accepted by PSERV shall occur consistent with the requirements of the DCC&S Fund/SERV system. Instructions accepted by PSERV but not transmitted via the DCC&S Fund/SERV system shall be settled as follows:

(a)	With respect to purchases, Company shall initiate payment to PSERV or its designated agent by federal funds wire no later than 3:00 P.M. Eastern Time on Trade Date + 1.

(b)	With respect to redemptions, PSERV shall initiate payment to Company by federal funds wire no later than 3:00 P.M. Eastern Time on Trade Date + 1.

5.

Account Activity. PSERV will transmit to Company via the DCC&S NETWORKING system those Networking activity files reflecting all account activity, including but not limited to closing account balance, purchases, redemptions, capital gains, dividends, price and share adjustment, for receipt by Company. In the event that PSERV cannot reasonably transmit such information via the DCC&S NETWORKING system, PSERV shall transmit such information to Company via secure e-mail.

6.	Indemnification.

(a)

PSERV, PRM and Company (each an “Indemnitor”) shall indemnify and hold harmless the others and its respective officers, directors, partners, trustees, shareholders and agents (“Indemnitees”), against any claims or liabilities suffered by all or any of such Indemnitees to the extent arising out of (i) the inaccuracy of any representation or the breach of any warranty or covenant contained in this Agreement, (ii) any negligence or willful misconduct on the part of the Indemnitor in performing the services required of it hereunder, or (iii) the acceptance by the Indemnitee of any transaction or account information from the Indemnitor, including reasonable legal fees and other out-of-pocket costs of defending against any such claim or liability. Notwithstanding the foregoing, there shall be no indemnification obligation among the parties hereto with respect to (A) any claim to the extent alleging that the arrangements between PSERV, PRM and Company provided for in this Agreement are not in conformity with any state or federal law, or (B) the failure by any Plan to provide good funds for the settlement of any transaction authorized by the Plan. In the event of such a failure, Company agrees to use commercially reasonable efforts to assist PSERV in obtaining such funds.

(b)

In order that the indemnification provisions contained herein shall apply, upon the assertion of a claim or loss for which a party may be required to indemnify another party, the party seeking indemnification shall promptly notify the other party of such assertion or loss, and shall keep the other advised with respect to all developments concerning such claim. The party who may be required to indemnify shall have the option to participate at its expense with the party seeking indemnification in the defense of such claim. The party seeking indemnification shall in no case confess any claim or make any compromise in any case in which the other party may be required to indemnify it except with the other party’s prior written consent.

7.	Other Obligations.

(a)

Each of the parties shall (i) maintain adequate offices, personnel and computer and other equipment to perform the services contemplated by this Agreement, (ii) maintain insurance coverage at all times that is reasonable and customary in light of its duties hereunder, and (iii) maintain or provide for redundant facilities and back-up files of its records maintained hereunder and store such back-up files in a secure off-premises location, so that in the event of a power failure or other interruption of whatever cause at the location of its records, such records are maintained intact and transactions can be processed at another location.

(b)

The parties agree that all books, records, information and data pertaining to the business of the other party that are exchanged or received pursuant to the negotiation or the performance of this Agreement shall remain confidential, shall not be voluntarily disclosed to any other person, except as may be required by law, and shall be used solely for the purposes set forth herein.

(c)	Each party shall comply with applicable federal and state securities laws, rules and regulations in connection with its responsibilities as set forth in this Agreement.

(d)

Each party agrees to perform its duties, functions and responsibilities hereunder pursuant to the rules, procedures and other requirements of the NSCC’s DCC&S Fund/SERV System and/or the DCC&S NETWORKING System, as applicable.

(e)	Each party shall notify each other party promptly in the event that it becomes unable for any reason to perform the services contemplated by, or any other of its obligations under, this Agreement.

8.

Representations and warranties. Each party represents and warrants that it (i) is duly organized, validly existing and in good standing under the laws of its state of organization or incorporation; (ii) has legal power and authority to carry on its business, and is registered or licensed as required, in each jurisdiction where it conducts its business; (iii) is empowered by its charter and bylaws and under applicable law to enter into and to perform this Agreement; and (iv) has taken all requisite actions to authorize it to enter into and to perform this Agreement.

9.

Notices. Notices hereunder shall be in writing, shall be delivered personally, sent by certified mail (return receipt requested) or sent by overnight mail in accordance with procedures established by agreement of the parties hereto, and shall be addressed to a party either at the address below or at a changed address specified by it in a notice to the other party hereto:

COMPANY	PSERV and PRM:
Thrivent Financial
Attn: Joe Barnes
Mailstop 1330	Putnam Investments
625 Fourth Ave. S.	100 Federal Street
Minneapolis, MN 55415	Boston, Massachusetts 02110

10.	No Joint Venture. Neither the execution nor performance of this Agreement shall be deemed to create a partnership or joint venture by and among any of the parties.

11.

Assignment. Neither this Agreement nor any rights or obligations hereunder may be assigned or delegated by a party (except to an affiliate of such party) without the written consent of each other party. This Agreement shall inure to the benefit of and be binding upon the parties and their respective permitted successors and assigns.

12.	Amendment. This Agreement may be amended or modified only by a written agreement executed by the parties.

13.	Termination.

(a)

This Agreement may be terminated by a party upon (i) ninety (90) days’ written notice to each other party, or (ii) immediately upon written notice to each other party (A) in the event that the Participation Agreement terminates or (B) PSERV ceases to be the transfer agent for the Funds and/or PRM ceases to be distributor for the Funds.

(b)	Upon termination of this Agreement, each party shall return to each other party all copies of confidential or proprietary materials or information received from such other party hereunder other than materials or information required to be retained by such party under applicable laws or regulations. The obligations of the parties under Section 7 and Section 16 and this and this subsection 14(b) shall survive the termination of this Agreement.

14.	Non-Exclusivity. The parties acknowledge that each may enter into similar agreements with other parties relating to providing services similar to those described herein.

15.

Governing Law. This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of The Commonwealth of Massachusetts without regard to its conflict of laws rules.

16.

Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject matter hereof whether oral or written. This Agreement is intended to set forth the rights, duties and responsibilities between the parties with respect to the matters covered herein. Nothing contained in the Agreement is intended to convey rights to any third parties. This Agreement, together with the Participation Agreement and any amendment thereto, constitutes the entire agreement between the parties hereto.

17.

Force Majeure. None of the parties hereto shall be liable to the other for any and all losses, damages, costs, charges, counsel fees, payments, expenses or liability due to any failure, delay or interruption in performing its obligations hereunder due to causes or conditions beyond its control including, without limitation, labor disputes, strikes (whether legal or illegal), lock outs (whether legal or illegal), civil commotion, riots, war and war-like operations including acts of terrorism, invasion, rebellion, hostilities, military power, sabotage, governmental regulations or controls, failure of power, fire or other casualty, accidents, national or local emergencies, boycotts, picketing, slow-downs, work stoppages, inability to obtain materials or services, natural disasters, acts of God, or disruptions in orderly trading on any relevant exchange or market.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

PUTNAM INVESTOR SERVICES, INC.		THRIVENT FINANCIAL FOR LUTHERANS

By:		By:

Name:	Cynthia Richard	Name: Lisa J. Flanary

Title:	Senior Operations Leader	Title: SVP, Chief Growth Officer

Date:		Date:

PUTNAM RETAIL MANAGEMENT LIMITED PARTNERSHIP

By:

Name:	Mark Coneeny

Title:	Head of Relationship Management

Date: